

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Hui Chen
Chief Executive Officer
Quetta Acquisition Corporation
1185 Avenue of the Americas, Suite 301
New York, NY 10036

> **Re: Quetta Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed August 21, 2023**
> **File No. 333-274098**

Dear Hui Chen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2023 letter.

Registration Statement on Form S-1 filed August 21, 2023

General

1. We note your response to comment 1. Please revise your disclosure on pages 7 and 24 to clarify that Yotta Acquisition Corporation's definitive merger agreement with NaturalShrimp Incorporated has been terminated and disclose whether Yotta may compete with Quetta Acquisition Corporation for business combination opportunities. Disclose how you plan to resolve any such conflicts of interest. Also update your Risk Factors and Conflicts of Interest sections accordingly.

2.   We note your revisions to the period to consummate your initial business combination. Please revise your certificate of incorporation filed as exhibit 3.2 accordingly and also include the amount to be deposited into the trust for each extension. In addition, revise exhibit D of the trust agreement filed as exhibit 10.2 to reconcile the amount to be deposited with the amount disclosed in the prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at 202-551-3851 or Kristina Marrone at 202-551-3429 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso